ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

PTTEP No. 1.910/395 /2006

October 26, 2006

06017987

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishing new subsidiaries of PTTEP

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that PTTEP established subsidiaries to carry out petroleum exploration and development activities with following details.

1. PTTEP Bahrain Company Limited, established on July 19, 2006, with fully-paid up registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at 1 US dollar each, with 100% shareholding by PTTEP Oman Company Limited (a subsidiary of PTTEP).

2. PTTEP Holding Company Limited, established on October 6, 2006, with fully-paid up registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollars each, with 100% shareholding by PTTEP Offshore Investment Company Limited (a subsidiary of PTTEP).

3. PTTEP Indonesia Company Limited, established on October 6, 2006, with fully-paid up registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollars each, with 100% shareholding by PTTEP Holding Company Limited (a subsidiary of PTTEP).

4. PTTEP Bengara I Company Limited, established on October 6, 2006, with fully-paid up registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollars each, with 100% shareholding by PTTEP Indonesia Company Limited (a subsidiary of PTTEP).

Yours sincerely,

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Maroot Mrigadat

President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 396 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 27, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the third quarter 2006

Attachment:
1. 2006 Unreviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of September 30, 2006 and 2005, including English translations
2. Management's Discussion and Analysis for the third quarter 2006

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its unreviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the third quarter 2006 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the third quarter 2006, the Company and its subsidiaries' total revenues were Baht 23,896 million, an increase of Baht 3,910 million or 20% when compared with Baht 19,986 million in the third quarter 2005. Total expenses were Baht 11,358 million, an increase of Baht 3,887 million or 52% when compared with Baht 7,471 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 6,813 million or earnings per share of Baht 2.08 compared with net income of Baht 7,183 million or earnings per share of Baht 2.20 in the third quarter 2005.

For the nine-month period of 2006, the Company and its subsidiaries' total revenues were Baht 70,277 million, while total expenses were Baht 31,131 million. The net income were Baht 21,929 million or earnings per share of Baht 6.69 comparing with the net income of Baht 16,918 million or earnings per share of Baht 5.18 in the nine-month period of 2005.

-2- / The Company...

The Company and its subsidiaries' total consolidated assets, as of September 30, 2006 were Baht 150,207 million, total liabilities were Baht 67,621 million, and total shareholders' equities were Baht 82,586 million.

Yours sincerely,

(Maroot Mrigadat)
President

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED / UNREVIEWED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Unit : Baht

	Consolidated		The Company	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
	(Unaudited/	(Audited)	(Unaudited/	(Audited)
Assets	Unreviewed)		Unreviewed)	
Current Assets				
Cash and cash equivalents	22,143,173,569	30,507,066,433	4,306,671,974	13,821,767,602
Trade receivable-parent company	7,995,678,575	5,137,051,000	5,246,793,219	2,540,645,742
Trade receivables	1,658,693,692	1,849,812,595	68,175,822	41,319,079
Inventories	424,027,406	291,803,473	29,557,001	40,545,776
Materials and supplies-net	3,180,190,880	2,409,789,188	1,853,723,029	1,489,923,909
Other current assets				
Working capital from co-venturers	160,022,353	534,971,060	3,564,097	110,462,082
Other receivables	1,539,646,787	916,647,286	1,066,793,852	560,372,441
Accrued interest receivable	46,362,637	97,281,075	34,923,118	134,478,487
Other current assets	532,174,200	806,715,356	231,474,041	360,206,370
Total Current Assets	**37,679,970,099**	**42,551,137,466**	**12,841,676,153**	**19,099,721,488**
Non-current Assets				
Investments accounted for under equity method	415,127,581	397,862,789	44,584,233,017	38,916,753,798
Long-term loans to related parties	-	-	12,100,226,015	9,946,912,996
Property, plant and equipment-net	111,167,305,913	99,222,752,153	54,869,304,685	43,256,253,057
Intangible assets	329,072,990	325,752,931	315,121,149	309,811,693
Deferred income taxes	-	27,267,312	-	-
Other non-current assets				
Prepaid expenses	515,887,562	676,742,519	199,912,767	314,433,114
Deferred of bonds issuing expenses	3,514,943	10,696,585	3,514,943	6,390,806
Other non-current assets	96,551,958	105,130,129	14,803,675	14,907,176
Total Non-current Assets	**112,527,460,947**	**100,766,204,418**	**112,087,116,251**	**92,765,462,640**
Total Assets	**150,207,431,046**	**143,317,341,884**	**124,928,792,404**	**111,865,184,128**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Unit : Baht

Liabilities and Shareholders' Equity	Consolidated		The Company	
	September 30, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)	September 30, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)
Current Liabilities				
Accounts payables	884,931,504	1,204,721,957	218,628,921	258,432,251
Current portion of long-term loans	14,801,896,134	8,234,088,363	7,274,436,134	-
Working capital to co-venturers	501,632,712	326,586,733	36,755,834	-
Accrued expenses	11,420,149,016	10,890,179,179	6,902,408,202	6,482,814,956
Accrued interest payable	311,787,534	366,868,747	36,310,672	209,890,585
Income tax payable	12,311,443,026	14,212,547,512	9,032,351,855	9,782,610,565
Other current liabilities	1,752,697,570	1,291,572,428	685,924,067	512,395,032
Total Current Liabilities	**41,984,537,496**	**36,526,564,919**	**24,186,815,685**	**17,246,143,389**
Non-current Liabilities				
Long-term loans from related party	-	-	3,355,808,903	-
Bonds	2,289,373,479	10,462,653,679	2,289,373,479	10,462,653,679
Deferred income taxes	12,260,021,200	12,408,244,776	8,109,809,328	7,806,670,485
Other non-current liabilities				
Deferred income	4,176,262,884	4,828,042,014	-	-
Provision for decommissioning costs	6,416,325,235	7,019,362,087	3,918,709,142	4,287,004,685
Other non-current liabilities	495,011,047	375,155,381	482,376,162	365,392,862
Total Non-current Liabilities	**25,636,993,845**	**35,093,457,937**	**18,156,077,014**	**22,921,721,711**
Total Liabilities	**67,621,531,341**	**71,620,022,856**	**42,342,892,699**	**40,167,865,100**
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	-	3,322,000,000	-
664,400,000 ordinary shares of Baht 5 each	-	3,322,000,000	-	3,322,000,000
Issued and fully paid-up capital				
3,285,488,300 ordinary shares of Baht 1 each	3,285,488,300	-	3,285,488,300	-
654,932,100 ordinary shares of Baht 5 each	-	3,274,660,500	-	3,274,660,500
Share premium	12,287,422,520	11,918,329,000	12,287,422,520	11,918,329,000
Currency translation differences	(1,595,050,398)	(1,032,734,534)	(1,595,050,398)	(1,032,734,534)
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	51,375,839,283	40,304,864,062	51,375,839,283	40,304,864,062
Total Shareholders' Equity	**82,585,899,705**	**71,697,319,028**	**82,585,899,705**	**71,697,319,028**
Total Liabilities and Shareholders' Equity	**150,207,431,046**	**143,317,341,884**	**124,928,792,404**	**111,865,184,128**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Revenues				
Sales	22,626,899,487	19,183,142,062	12,446,296,611	11,002,040,568
Revenue from pipeline transportation	821,066,205	518,285,806	-	-
Other revenues				
Gain on foreign exchange	173,367,879	-	142,068,846	18,019,723
Interest income	215,229,608	154,564,880	176,541,841	128,590,344
Other revenues	59,852,716	29,708,971	108,456,248	5,951,516
Share of profit from investments accounted for under equity method	-	100,840,955	1,787,574,804	3,105,260,732
Total Revenues	**23,896,415,895**	**19,986,542,674**	**14,660,938,350**	**14,259,862,883**
Expenses				
Operating expenses	1,395,964,108	1,480,626,712	824,781,089	654,984,405
Exploration expenses	1,529,555,117	358,007,684	31,980,426	168,688,397
General administrative expenses	611,862,641	690,836,100	277,116,193	403,903,999
Petroleum royalties and remuneration	3,488,577,405	2,511,449,029	1,555,787,076	1,375,255,072
Other expenses				
Loss on foreign exchange	-	13,858,977	-	-
Depreciation, depletion and amortization	4,318,194,430	2,414,139,716	1,410,723,306	1,425,765,614
Director's remuneration	2,531,250	2,262,500	2,531,250	2,262,500
Share of loss from investments accounted for under equity method	11,518,145	-	-	-
Total Expenses	**11,358,203,096**	**7,471,180,718**	**4,102,919,340**	**4,030,859,987**
Income before interest and income taxes	**12,538,212,799**	**12,515,361,956**	**10,558,019,010**	**10,229,002,896**
Interest expenses	313,852,203	349,218,815	206,680,899	197,418,471
Income taxes	5,411,446,823	4,983,142,009	3,538,424,338	2,848,583,293
Net income	**6,812,913,773**	**7,183,001,132**	**6,812,913,773**	**7,183,001,132**
Earnings per share				
Basic earnings per share	2.08	2.20	2.08	2.20
Diluted earnings per share	2.07	2.19	2.07	2.19

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Revenues				
Sales	66,190,666,673	45,953,435,454	35,808,598,494	28,288,870,893
Revenue from pipeline transportation	2,126,202,371	1,434,314,989	-	-
Other revenues				
Gain on foreign exchange	1,021,394,453	163,956,316	716,992,055	-
Interest income	749,022,273	531,423,613	612,471,943	360,418,849
Other revenues	190,128,391	73,212,193	267,679,513	18,974,812
Share of profit from investments accounted for under equity method	-	139,775,935	7,366,002,223	6,974,655,343
Total Revenues	**70,277,414,161**	**48,296,118,500**	**44,771,744,228**	**35,642,919,897**
Expenses				
Operating expenses	4,753,601,980	3,344,559,916	2,282,420,547	1,744,423,793
Exploration expenses	2,521,440,601	830,753,912	381,512,374	184,963,162
General administrative expenses	2,043,205,081	1,848,360,788	933,429,586	1,031,269,742
Petroleum royalties and remuneration	10,211,388,730	5,760,730,893	4,475,882,942	3,536,108,863
Other expenses				
Loss on foreign exchange	-	-	-	499,507,877
Depreciation, depletion and amortization	11,581,107,345	6,479,046,026	4,257,822,636	4,319,864,713
Director's remuneration	7,987,500	6,993,750	7,987,500	6,993,750
Loss from divestment	-	577,873,705	-	-
Share of loss from investments accounted for under equity method	12,735,207	-	-	-
Total Expenses	**31,131,466,444**	**18,848,318,990**	**12,339,055,585**	**11,323,131,900**
Income before interest and income taxes	**39,145,947,717**	**29,447,799,510**	**32,432,688,643**	**24,319,787,997**
Interest expenses	950,456,037	1,012,976,443	561,792,691	559,425,373
Income taxes	16,266,417,066	11,517,319,654	9,941,821,338	6,842,859,211
Net Income	**21,929,074,614**	**16,917,503,413**	**21,929,074,614**	**16,917,503,413**
Earnings per share				
Basic earnings per share	6.69	5.18	6.69	5.18
Diluted earnings per share	6.67	5.17	6.67	5.17

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Consolidated and the Company						
	Share capital Issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited / Reviewed							
Balance - as at December 31, 2004	**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**
Share capital Issued and paid-up	7,141,500	190,619,400	-	-	-	-	197,760,900
Currency translation differences	-	-	169,751,947	-	-	-	169,751,947
Net income	-	-	-	-	-	16,917,503,413	16,917,503,413
Dividend paid	-	-	-	-	-	(9,481,570,550)	(9,481,570,550)
Balance - as at September 30, 2005	**3,273,803,500**	**11,893,505,400**	**(984,800,027)**	**332,200,000**	**16,900,000,000**	**33,487,679,854**	**64,902,388,727**
Unaudited / Unreviewed							
Balance - as at December 31, 2005	**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,319,028**
Share capital Issued and paid-up	10,827,800	369,093,520	-	-	-	-	379,921,320
Currency translation differences	-	-	(562,315,864)	-	-	-	(562,315,864)
Net income	-	-	-	-	-	21,929,074,614	21,929,074,614
Dividend paid	-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at September 30, 2006	**3,285,488,300**	**12,287,422,520**	**(1,595,050,398)**	**332,200,000**	**16,900,000,000**	**51,375,839,283**	**82,585,899,705**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Cash flows from operating activities				
Net Income	21,929,074,614	16,917,503,413	21,929,074,614	16,917,503,413
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) loss from investments accounted for				
under equity method	12,735,207	(139,775,935)	(7,366,002,223)	(6,974,655,343)
Amortization of up-front payment under Bongkot Gas Sale Agreement	114,520,347	96,053,082	114,520,347	96,053,082
Depreciation, depletion and amortization	11,573,925,704	6,471,864,385	4,254,946,774	4,316,988,851
Amortization of bonds issuing expenses	7,181,641	7,181,641	2,875,862	2,875,862
Amortization of prepaid expenses	46,334,609	44,473,513	-	-
Bond Discount	831,637	831,637	-	-
Amortization of exploration costs	1,168,049,314	198,495,138	19,332,259	1,389,455
Gain on disposal of assets	-	(5,219,870)	-	(4,834,344)
Loss on disposal of materials	319,787	218,244	313,498	218,244
Deferred income taxes	19,304,644	2,090,541,187	303,138,843	(647,376,203)
Income recognized from deferred income	(613,973,916)	(585,949,310)	-	-
Unrealized (gain) loss on foreign exchange	(2,277,321,597)	1,036,466,210	(757,550,595)	599,368,798
Loss from divestment	-	577,873,705	-	-
	31,980,981,991	**26,710,557,040**	**18,500,649,379**	**14,307,531,815**
Changes in assets and liabilities				
Decrease in short-term investments	-	5,041,551,262	-	3,676,780,967
(Increase) decrease in trade receivables	156,943,300	(1,472,039,484)	(26,856,742)	(32,290,782)
Increase in trade receivable-parent company	(2,861,491,176)	(2,098,425,164)	(2,706,147,477)	(897,246,290)
(Increase) decrease in inventories	(132,223,933)	(530,120,780)	10,988,775	(6,490,876)
Increase in materials and supplies-net	(774,140,611)	(1,025,452,732)	(364,112,614)	(586,792,760)
(Increase) decrease in working capital from co-venturers	370,907,714	(254,166,997)	106,897,984	(2,478,337)
Increase in other receivables	(648,029,413)	(125,091,879)	(507,723,925)	(34,322,202)
(Increase) decrease in accrued interest receivable	50,467,482	(27,588,190)	99,553,510	(77,632,676)
(Increase) decrease in other current assets	273,672,518	(476,921,762)	128,261,652	(471,446,415)
Increase in prepaid expenses	-	(444,445,000)	-	(444,445,000)
(Increase) decrease in other non-current assets	8,386,713	(7,055,910)	103,500	(346,934)
(Decrease) increase in accounts payables	(270,861,976)	488,719,512	(38,822,019)	167,076,472

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
	(Unaudited/ Unreviewed)	(Unaudited/ Reviewed)	(Unaudited/ Unreviewed)	(Unaudited/ Reviewed)
Changes in assets and liabilities (continued)				
Increase in working capital to co-venturers	196,691,654	87,860,235	43,472,306	32,287,121
Increase in accrued expenses	624,653,632	6,223,152,449	460,315,920	3,586,233,658
Decrease in accrued interest payable	(53,003,019)	(15,446,339)	(173,576,894)	(171,907,639)
(Decrease) increase in income tax payable	(1,883,751,453)	905,939,822	(750,258,710)	54,638,735
Increase in other current liabilities	480,192,766	571,392,576	174,045,048	166,771,777
(Decrease) increase in deferred income	33,772	(361,888)	-	-
(Decrease) increase in other non-current liabilities	119,855,666	(107,581,901)	116,983,300	49,571,201
Loss from translation foreign entities' financial statements	(156,932,010)	(56,786,626)	-	-
	(4,498,628,374)	**6,677,131,204**	**(3,426,876,386)**	**5,007,960,020**
Net cash provided by operating activities	**27,482,353,617**	**33,387,688,244**	**15,073,772,993**	**19,315,491,835**
Cash flows from investing activities				
Increase in loans to related parties	-	-	(2,697,491,426)	(8,141,339,569)
Increase in investments accounted for under equity method	(30,000,000)	(399,500,000)	(30,000,000)	(399,404,697)
Dividend from related parties	-	73,060,000	1,166,207,140	17,150,105
Cash received from divestment	-	8,909,077,510	-	-
Increase in property, plant and equipment	(25,186,329,925)	(35,825,684,892)	(15,851,585,290)	(9,102,188,030)
Increase in intangible assets	(44,044,237)	(29,412,404)	(41,054,831)	(40,703,770)
Net cash used in investing activities	**(25,260,374,162)**	**(27,272,459,786)**	**(17,453,924,407)**	**(17,666,485,961)**
Cash flows from financing activities				
Increase in loan from related company	-	-	3,344,107,502	218,353,708
Cash received from common share issuing	379,921,320	197,760,900	379,921,320	197,760,900
Dividend paid	(10,855,480,767)	(9,477,842,720)	(10,855,480,767)	(9,477,842,720)
Net cash used in financing activities	**(10,475,559,447)**	**(9,280,081,820)**	**(7,131,451,945)**	**(9,061,728,112)**
Net decrease in cash and cash equivalents	(8,253,579,992)	(3,164,853,362)	(9,511,603,359)	(7,412,722,238)
Cash and cash equivalents at beginning of the period	**30,507,066,433**	**23,778,245,260**	**13,821,767,602**	**16,529,283,867**
	22,253,486,441	20,613,391,898	4,310,164,243	9,116,561,629
Effects of exchange differences	(110,312,872)	23,031,804	(3,492,269)	6,797,854
Cash and cash equivalents at end of the period	**22,143,173,569**	**20,636,423,702**	**4,306,671,974**	**9,123,359,483**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	975,352,740	1,024,670,011	717,672,415	726,189,283
Income taxes	18,160,634,299	12,672,542,278	10,379,406,630	7,384,747,406

2. Management Discussion and Analysis of Operating Results for Third Quarter of 2006

2.1 PTTEP Performance

In the overview, the Thai economy in the first nine months of 2006 demonstrated continuous growth in spite of having to overcome some hurdles that depressed Thai economic conditions such as the upward oil price and Thai political problem. The National Economic and Social Development Board (NESDB) has projected economic growth in 2006 in the range of 4.2% – 4.7 %.

Regarding petroleum sales, PTTEP's sales volume averaged 170,657 barrels of oil equivalent per day (BOED) in the first nine months of 2006. The projection of PTTEP's sales volume in 2006 is 172,000 BOED, which is lower than the target set earlier in 2006 at 179,000 BOED. Reasons for this decrease can be traced to the decrease of sales volume in the Nang Nuan project and the postponement of the first gas production in the Oman 44 project from the second quarter of 2006 to the fourth quarter of 2006.

Notable business developments at PTTEP and its subsidiaries in the third quarter of 2006 are summarized here.

PTTEP and joint venture partners (Sellers) in the Yadana project, located in the Gulf of Moattama, Myanmar, and PTT Public Company Limited (PTT) (Buyer) signed an Amendment Agreement to the Export Gas Sales Agreement (EGSA) of the Yadana project to increase the Daily Contractual Quantity (DCQ) from 525 million standard cubic feet per day (MMSCFD) to 565 MMSCFD (an average increase of 40 MMSCFD), effective from September 1, 2006.

In another development, PTTEP (Seller) and PTT (Buyer) signed a Crude oil Sales Agreement for the Shams field in the Oman 44 project, located in Sultanate of Oman. This marks a major PTTEP achievement in that it is the first time PTTEP has initiated a plan to sell crude oil from its overseas field to PTT.

2.2 Results of Operations

On August 8, 2006 the Company registered the change in its registered paid-up capital from Baht 3,275.11 million to Baht 3,285.49 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 10,378,800 shares at the par value of Baht 1 per share resulting in a total of 10,378,800 Baht. As of September 30, 2006 the outstanding number of warrants was 7.3 million units.

On July 28, 2006 the Board of Directors of the Company passed a resolution for the payment of an interim dividend from petroleum income to the shareholders for the first half-year operations at the rate of Baht 1.71 per share on August 28, 2006.

On October 2, 2006 PTTEPI redeemed its unsubordinated bonds which were guaranteed by the Company. The Bonds carried interest rate of 7.625% per annum, payable every six months, with a maturity of 10 years. The redemption included the principal of USD 200 million together with the final interest payment of USD 7.625 million.

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	2nd Quarter 2006	3rd Quarter 2006	3rd Quarter 2005
Income from continuing operations			
Exploration and production	6,385	5,651	6,414
Pipelines	1,064	1,138	962
Others	(172)	24	(193)
Total net income	**7,277**	**6,813**	**7,183**
Diluted earnings per share – from continuing operations	2.21	2.07	2.19
Total Revenues - from Current Operational Results	23,688	23,896	19,987

Third Quarter of 2006 compared with Third Quarter of 2005

For the results of operations (Unreviewed) in the third quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 6,813 million or Baht 2.07 per share-diluted, a decrease of Baht 370 million or 5% from the same period last year, in which net profit was Baht 7,183 million or Baht 2.19 per share-diluted. Return on shareholders' equity for this quarter was 33.29%

For this quarter, the total revenue was Baht 23,896 million, an increase of Baht 3,910 million or 20% from the same period last year (Baht 19,986 million). This increase was mainly due to an increase in petroleum sales of Baht 3,444 million or 18%, resulting from the higher average petroleum sales price to USD 38.25 per barrel of oil equivalent (BOE) against the same period last year (USD 31.47 per BOE), and an increase in sales volume in this quarter to 168,830 barrels of oil equivalent per day (BOED) compared with the same period last year of 160,678 BOED. This increased sale mainly came from the crude oil sales from the B8/32 & 9A project, natural gas sales from the Bongkot and Yadana projects and condensate sales from the Pailin project.

However, the sales from the Yetagun project decreased in this quarter in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006 and there was a crude sale lag time in the Nang Nuan project.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income as a result of higher fixed deposit rates.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 11,358 million, an increase of Baht 3,887 million or 52% from the same period last year (Baht 7,471 million). This increase was the result of

(1) Increased exploration expenses, mainly due to the write-off of dry wells in the Myanmar M7 & M9, Vietnam 16-1, L22/43 and G4/43 projects, and

the seismic cost from the Vietnam 16-1, Vietnam B&48/95, Algeria 433a & 416b and Indonesia Merangin-1 projects.

(2) Higher depreciation and amortization expenses, mainly from the depreciation of the B8/32 & 9A and S1 projects as a result of additional completed oil and gas properties, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partner Limited.

(3) Increased petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

(4) Decreased operating expenses, mainly due to the crude sales lag time in the Nang Nuan project, so the related cost (the contract rate has already been adjusted as per the new agreement) was transferred to the inventory.

PTTEP and its subsidiaries had a share of loss from investment in PTT ICT Solution Co. Ltd. and Energy Complex Co. Ltd. amounting to Baht 10 million and Baht 1 million respectively.

For this quarter, PTTEP and its subsidiaries had a foreign exchange gain of Baht 173 million from the strengthened Baht.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 428 million as a result of higher taxable profits.

Third Quarter of 2006 compared with Second Quarter of 2006

For the results of operations (Unreviewed) in the third quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 6,813 million or Baht 2.07 per share-diluted, a decrease of Baht 464 million or 6% from the previous quarter's net profit of Baht 7,277 million, or Baht 2.21 per share-diluted.

For this quarter, the total revenue was Baht 23,896 million, an increase of Baht 208 million or 1% from the previous quarter (Baht 23,688 million). This increase was mainly due to an increase in petroleum sales of Baht 83 million, resulting from the higher average petroleum sales price to USD 38.25 per BOE against the previous quarter (USD 37.61 per BOE). However, sales volume decreased in this quarter to 168,830 BOED when compared with the previous quarter (171,662 BOED), resulting from lag time in crude oil sale of Nang Nuan project and the lower crude sales volume in the B8/32 & 9A project due to the remaining crude inventory which were subsequently offloaded in the fourth quarter.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 11,358 million, an increase of Baht 824 million or 8% from the previous quarter (Baht 10,534 million). This increase was mainly the effect of

(1) Higher exploration expenses, mainly due to the write-off of dry wells in the Myanmar M7 & M9, Vietnam 16-1, L22/43 and G4/43 projects, and the seismic cost from the Vietnam 16-1, Vietnam B&48/95, Algeria 433a & 416b and Indonesia Merangin-1 projects.

(2) Increased depreciation and amortization expenses, mainly as a result of the additional completed oil and gas properties in the B8/32, S1 and Bongkot projects.

(3) Decreased operating expenses, mainly due to crude sale lag time in the Nang Nuan project, so the related cost was transferred to inventory.

2.2.2 Results of Operations – The First Nine Months Comparison

Earning summary (Unit : Millions of Baht excepting Baht per share amounts)	First Nine Months 2006	 2005
Income from continuing operations		
Exploration and production	18,477	15,236
Pipelines	3,126	2,678
The others	326	(996)
Total net income	**21,929**	**16,918**
Diluted earnings per share – from continuing operations	6.67	5.17
Total Revenues - from Current Operational Results	70,277	48,296

The results of operations (Unreviewed) for the first nine months of 2006, PTTEP and its subsidiaries' net profit was Baht 21,929 million or Baht 6.67 per share-diluted, an increase of Baht 5,011 million or 30% when compared with the first nine months of 2005 net profit of Baht 16,918 million or Baht 5.17 per share-diluted.

For the first nine months of 2006, total revenues of PTTEP and its subsidiaries amounted to Baht 70,277 million, an increase of Baht 21,981 million or 46% when compared with Baht 48,296 million for the first nine months of 2005. This increase was mainly due to an increase in sales of petroleum of Baht 20,238 million or 44%, resulting from the higher average petroleum sales price to USD 36.72 per BOE when compared with the first nine months of 2005 at USD 28.50 per BOE. In addition, sales volume increased to 170,657 BOED when compared with the first nine months of 2005 (147,532 BOED). The higher sales derived mainly from the crude oil sales from the B8/32 & 9A and S1 projects, the natural gas and condensate sales from the Pailin and Bongkot projects and the natural gas sales from the Yadana project.

For the first nine months of 2006, the sales of the Yetagun project decreased in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income as a result of higher fixed deposit rates. In addition, the other income increased mainly due to the revenue from the training center of PTTEP Services and the compensation from the contractor in the Nang Nuan project.

PTTEP and its subsidiaries incurred expenses for the first nine months of 2006 amounting to Baht 31,131 million, an increase of Baht 12,283 million or 65% when compared with Baht 18,848 million for the first nine months of 2005. This increase was the effect of

(1) Higher depreciation and amortization expenses, mainly due to the additional completed assets in the B8/32 & 9A, S1 and Bongkot projects, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited.

(2) Increased exploration expenses, mainly due to the write-off of dry wells in the Myanmar M7 & M9, Vietnam 16-1, L22/43 and G4/43 projects, and the seismic cost from the Vietnam 16-1, Vietnam B&48/95, Algeria 433a & 416b and Indonesia Merangin-1 projects.

(3) Rising operating expenses, mainly due to the cost from the B8/32 & 9A project, the logistic and maintenance cost from the Bongkot project including the maintenance cost from the S1 project.

(4) Increased administration expenses, mainly due to higher operating activities from the B8/32 & 9A, Oman 44, Myanmar M7&M9, Iran Saveh, Indonesia Merangin-1 and Cambodia B projects, including the amortization of up-front payment to PTT Public Co. Ltd. in accordance with Bongkot Gas Sales Agreement.

(5) Higher petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

PTTEP and its subsidiaries had a foreign exchange gain for the first nine months of 2006 amounting to Baht 1,021 million when compared with the first half of 2005 at Baht 164 million because of the strengthened Baht.

For the first nine months of 2006, PTTEP and its subsidiaries incurred higher income tax expenses of Baht 4,749 million as a result of higher taxable profits

2.3 Financial position

As of September 30, 2006, PTTEP and its subsidiaries had total assets of Baht 150,207 million, or Baht 6,890 million (5%) higher than at the end of 2005. This increase was mainly due to an increase in oil and gas properties of Baht 11,944 million, mainly from the higher investment in the Arthit, Bongkot, S1 and Oman 44 projects whereas the decreased current assets amounted to Baht 4,871 million were mainly due to the lower cash and cash equivalent from the investment in oil and gas properties, including income tax payments and dividend payment.

Most of the current assets as of September 30, 2006 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 67,621 million, which were lower than at the end of 2005 by Baht 3,999 million, mainly resulting from decreased income tax payable of Baht 1,902 million due to income tax payment as mentioned above and the lower value of the US Dollar liabilities by Baht 1,606 million from the strengthened Baht.

In this quarter, the increase in the current portion of long-term loan from the unsecured unsubordinated bonds which was entered into a swap agreement to swap Yen for USD 193 million and will be redeemed on September 2007.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to be Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to be 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to be Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of September 30, 2006, the total number of shares exercised was 25.49 million shares and the outstanding number of warrants was 7.3 million units.

On August 8, 2006 the Company registered the change in its registered paid-up capital to Baht 3,285.49 million for the issuance and paid-up of 3,285.49 million ordinary shares.

For the first nine months of 2006, PTTEP and its subsidiaries had a net cash flow from operations of Baht 27,482 million. The majority of this was cash received from operating activities.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 25,260 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, Bongkot, S1 and Oman 44 projects (2) the investment in PTT ICT Solutions Co., Ltd.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 10,476 million due to (1) a dividend payment for the second half of 2005 to shareholders, Baht 8 per share, amounting to Baht 5,239 million (2) 2006 interim dividend payment to shareholders, Baht 1.71 per share, amounting to Baht 5,616 million and (3) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 380 million.

As of September 30, 2006, PTTEP and its subsidiaries had cash and cash equivalents of Baht 22,143 million, a decrease of Baht 8,364 million from the end of 2005. The company invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, and deposits with commercial banks, where emphasis is given to security and liquidity.

2.4 Impacts on Operational Results

The first risk that may influence PTTEP business concerns the increased cost of goods and services in the E&P business, such as rig cost and service contract cost, which have increased about 30 -50% from the previous year. Additionally, there has been a shortage of service providers for exploration drilling and facility construction as a result of the fierce competition currently existing in the E&P business, particularly when oil prices are high. However, PTTEP has a mitigation plan to effectively contain cost by applying several approaches. Firstly, PTTEP has applied a concept of economics of scale for multiple project procurement, such as for casing and tubing procurement, to gain more negotiating power. Secondly, PTTEP has applied a concept of sharing for rig contract and logistic costs, such as for boat and helicopter services, among assets. Thirdly, PTTEP has applied engineering concept to streamline well and wellhead platform design to reduce cost. As a result, PTTEP's lifting costs in the first nine months of 2006 was USD 2.1 per BOE, which is lower than the average of the other companies in the region. In addition, company expenditures in first 9 months of 2006 were only 82% of the projected budget for this time period.

The second risk is the volatility of oil prices from the beginning of the year, initially at USD 60 per barrel, which then peaked in August at almost USD 80 per barrel, and currently to below USD 60 per barrel. To deal with this volatility, PTTEP has applied a risk management approach to handling the volatility of oil prices as follows. Firstly, PTTEP instituted a safeguard investment on the M&A of producing assets with unit cost controls directing PTTEP not to acquire producing assets at the peak oil price in August. Secondly, PTTEP has closely monitored and studied the best possible approach regarding unpredictable oil prices, hedging with a clear direction on risk management of these volatile oil prices and not just focusing on profitability.

Geopolitical uncertainty is the third risk that may affect PTTEP investments, especially in countries such as Myanmar and Iran. Geopolitical risk management matrix and mitigation were applied by employing scenario planning with a warning system that would alert PTTEP of current events and trends, e.g., possible UN sanctions that might impact upon the PTTEP portfolio and investments.

The fourth is a human resources shortage risk. PTTEP has realized the importance of a strong human resources team as a strategic partner for its sustainable growth, and has thus continuously improved its capability in terms of human resources. Key process improvements are a high potential development system, manpower planning system, and competency management system. In addition, PTTEP is seriously considering the use of Thai contracted personnel, expatriate secondees and contractors, and local personnel in international assets to meet urgent requirements, given a shortage of human resources in these locations.

Finally, the issue of governmental policy on natural gas proportional decreases in future power plants, which have been instituted to diversity the country's fuel mixed pattern, may not influence PTTEP business. This is because there is a strong domestic natural gas demand, which is caused by the insufficient supply of indigenous natural gas.

(Unreviewed Quarter-3 and Consolidated F/S (F45-3))
Reports: unreviewed quarterly financial statements as follows.
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

				Unreviewed
	Ending	30 September		(In thousands)
		Quarter 3	For 9 Months	
Year	2006	2005	2006	2005
Net profit (loss)	6,812,914	7,183,001	21,929,075	16,917,503
EPS (baht)	2.08	2.20	6.69	5.18

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ____________________

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company